[Rutan & Tucker letterhead]

VIA FAX, FEDERAL EXPRESS AND EDGAR CORRESPONDENCE

August 16, 2005

Maryse Mills-Apenteng
Office of Mergers and Acquisitions
Mail Stop 4-6
Securities and Exchange Commission
Washington, D. C.  20549

      Re:   Quality Systems, Inc.
            Preliminary Proxy Statement
            Filed on July 29, 2004
            File No. 1-12537 (pre-effective amendment no. 2)

To the Commission:

      This letter is transmitted along with a further change in the Preliminary Proxy Statement filing of Quality Systems, Inc. (the "Company").

      On August 14, 2005 the Company's Board of Directors held a meeting at which it formed a Proxy Voting Committee. In the event of a contested election and/or where cumulative voting is demanded, the Board has delegated to such Committee the power to provide specific instructions to the Company's proxy holders concerning the voting of the Company's proxies, including the prioritization of director nominees.

      The Board consists of 9 persons of whom 8 attended the meeting. The vote was 7-1 in favor of the motion (Mr. Hussein, the shareholder/director that previously announced a possible election contest, was the sole vote against the measure).

      We are forwarding for your convenience, via fax and overnight courier, a copy of the Proxy Statement marked to show changes from the prior draft transmitted to the Commission.


Respectfully submitted,
RUTAN & TUCKER, LLP

s/THOMAS J. CRANE

Thomas J. Crane